October 20, 2010
VIA EDGAR AND COURIER

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A. Amendment No. 5 to Form F-4 Filed on October 15, 2010 File No. 333-166653
Dear Mr. Spirgel:
     On behalf of Promotora de Informaciones, S.A. (“Prisa”) and Liberty Acquisition Holdings Corp. (“Liberty”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated October 19, 2010, with respect to the above-captioned Amendment No. 5 (“Amendment No. 5”) to Registration Statement on Form F-4 (the “Registration Statement”). With this letter, Prisa is filing via EDGAR Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. Additionally, Liberty is filing via EDGAR revised preliminary proxy materials on Schedule 14A.
     Supplementally, Prisa and Liberty are delivering to you, to Celeste Murphy and to John Zitko of the Division of Corporation Finance copies of a version of Amendment No. 6 that has been marked by the financial printers to show the changes since the filing of Amendment No. 5 on October 15, 2010. All page references in the responses set forth below are to the pages of the proxy statement/prospectus forming a part of Amendment No. 6. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.
     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
General
1.	We note the characterization of potential liabilities based on disclosure contained in Liberty’s IPO prospectus which you have added to the Letter to Stockholders in four bulletpoints, and elsewhere throughout your proxy/registration statement. In all applicable locations, please revise such characterizations to indicate:
•	Liberty’s IPO prospectus disclosed that Liberty “will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 20, 2010

     or more target businesses” and, in the proposed transaction, Liberty is not acquiring anything;
•	Liberty’s IPO prospectus disclosed that the decision to approve any proposed transaction would lie with Liberty’s common shareholders, but in the transaction proposed by Liberty’s board, the ability to approve the acquisition actually lies with warrantholders; and

•	Nowhere in Liberty’s IPO prospectus was it disclosed that Liberty’s board would structure a transaction designed “to preclude” a negative vote by Liberty’s common shareholders, as you have disclosed previously.
Response: Liberty has revised the disclosure in the Letter to Stockholders and throughout the Registration Statement where appropriate to reflect the matters noted in the Staff's comment, including on pages ix, xi, xiv, 6, 51 and 64, and additionally added a new question and answer on page xxvi containing similar disclosure.
2.	We reissue comment five from our letter dated October 8, 2010. Please remove the qualifications of reliance contained in the last two paragraphs of the opinion’s second page.
Response: The opinion has been revised in response to the Staff’s comment. A draft of such revised opinion is attached as Attachment 1 to this response letter.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 20, 2010

3.	We reissue comment six from our letter dated October 8, 2010. Please revise to disclose whether Liberty’s board considered conducting an offer to repurchase in light of the number of ways the transaction it structured does not match the commitments undertaken in its IPO prospectus, as you disclose throughout your proxy/registration statement. Please reconcile your statement on page 93 that Liberty’s board “did not consider conducting an offer to repurchase the shares sold in its IPO” with the enumerated reasons directly following such statement (setting forth the board’s belief that such a repurchase offer is not “appropriate”).
Response: Liberty has revised the disclosure on page 94 in response to the Staff’s comment. Liberty advises the Staff that, as stated in the Registration Statement, while Liberty’s board did consider various aspects of the structure of the proposed business combination that may be viewed as inconsistent with the disclosure contained in Liberty’s IPO prospectus, Liberty’s board did not consider conducting a repurchase offer. In response to the Staff’s comment, Liberty has added additional disclosure on page 94 to indicate why Liberty’s board believed that the transactions contemplated by both the original business combination agreement and the amended and restated business combination agreement offered greater value to purchasers of Liberty’s units in its IPO than unitholders would receive in a liquidation of Liberty and why Liberty’s board does not believe that conducting a separate repurchase offer would be in the best interests of its stockholders.
The Business Combination Proposal, page 75
Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors, page 86
4.	We reissue comment eight from our letter dated October 8, 2010. Please revise the same bullet point to disclose how, when considering the original proposed business combination with Prisa, Liberty’s board considered its ability to conduct due diligence in connection with the disclosure on page 59 of Liberty’s IPO prospectus, which indicated that its sponsors would “use the same disciplined approach in acquiring target businesses on [Liberty’s] behalf as they use in connection with their private equity investing,...engaging in extensive due diligence from the perspective of a long-term investor.”
Response: Liberty has revised the disclosure on page 86 in response to the Staff’s comment.
5.	We reissue comment nine from our letter dated October 8, 2010. For each of the transaction terms noted on page 91, revise to explain the basis for the Liberty board’s conclusion that the terms of the transaction it has structured are consistent with the commitments it made in Liberty’s IPO prospectus. The legal opinion you have supplied addresses Liberty’s certificate of incorporation, but not the disclosure in the prospectus used to sell shares to investors.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 20, 2010

Response: Liberty has revised the disclosure on pages 92 through 94 in response to the Staff’s comment. Specifically, Liberty has revised the table on those pages to indicate, for each listed item, the basis for Liberty’s board’s conclusion.
Legal Proceedings, page 267
6.	Please revise to combine the disclosure contained under the headings “Proceedings Between AVS and Mediapro...” and “NCC Proceedings Against Various Participants...” in order to clarify the linkage between the court judgment and the NCC Resolution, including the potential economic effect(s) of claims and counterclaims.
Response: Prisa has revised the disclosure on page 271 under the heading “NCC Proceedings Against Various Participants in the Spanish League Market, Including Sogecable and AVS” in response to the Staff’s comment to clarify that the NCC Resolution is not expected to affect the civil litigation described under the heading “Proceedings Between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights.”
* * * * * *
     If you have any questions, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or his colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax), of Wachtell, Lipton Rosen & Katz, counsel to Prisa, or Alan I. Annex, at (212) 801-9323 (telephone) or (212) 801-6400 (fax), or his colleague, Jason T. Simon, at (703) 749-1386 (telephone) or (703) 749-1301 (fax), of Greenberg Traurig, LLP, counsel to Liberty.
Sincerely,

/s/ Alan I. Annex	/s/ Adam O. Emmerich

Alan I. Annex	Adam O. Emmerich
Greenberg Traurig, LLP	Wachtell, Lipton, Rosen & Katz

cc:	Celeste M. Murphy, Esq.
John Zitko, Esq.
Juan Luis Cebrián, Promotora de Informaciones, S.A.
Iñigo Dago Elorza, Promotora de Informaciones, S.A.
Jared Bluestein, Liberty Acquisition Holdings Corp.
Matias Cortés Domínguez, Cortés Abogados
Javier Ybáñez Rubio, Garrigues

Attachment 1
Draft of Legal Opinion
Promotora de Informaciones, S.A.
Gran Vía, 32
28013 Madrid
Madrid, [●], 2010
Dear Sirs,
Amended and restated business combination agreement by and among Promotora de Informaciones, S.A., Liberty Acquisition Holdings Corp., and Liberty Acquisition Holdings Virginia, Inc., dated as of 4 August 2010, as amended by Amendment No. 1 thereto dated as of 13 August 2010 (the ARBCA)
We have acted as Spanish legal advisors to Promotora de Informaciones, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (Prisa), in connection with the ARBCA and the issuance by Prisa of (i) up to 760,828,230 new Class A ordinary shares and (ii) up to 402,987,000 Class B convertible non-voting shares (jointly, the New Shares) on the terms contemplated in the ARBCA, as described in the proxy statement / prospectus forming part of the registration statement on form F-4, registration number 333-166653 (as amended through the date hereof, the F-4 Registration Statement) filed with the Securities Exchange Commission.
1. Documents examined
In connection with this opinion, we have reviewed and examined originals or copies identified to our satisfaction, of such records of Prisa and such other documents as we have considered necessary as a basis for the opinions hereinafter expressed.
2. Assumptions
In giving this opinion, we have assumed:
(i)	the genuineness of all signatures;

(ii)	the authenticity and completeness of all documents submitted to us as originals and the completeness and the conformity to originals of all documents submitted to us as copies;

(iii)	that the business combination agreement dated as of 5 March 2010, its amendments and the ARBCA have been duly authorized by all the parties thereto other than Prisa, and have been duly executed and delivered by all the parties thereto other than Prisa;

(iv)	that there is nothing in any law of any jurisdiction other than Spain that might affect our opinion; and

(v)	that no act or document other than the ones we have reviewed contradicts or varies the information contained in the documents supplied to us for the purposes of this opinion.

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain and express no opinion on any question arising under any laws other than the laws of Spain. This opinion is confined to, and given on the basis of, the laws of Spain as such are in effect on the date hereof.
3. Opinion
Based on the above assumptions and subject to the reservations set out below, we are of the opinion that:
(a)	Prisa is duly incorporated and validly existing as a corporation with limited liability under the laws of Spain.
(b)	Prisa has the power to enter into the ARBCA and to exercise its rights and perform its obligations thereunder, and all corporate and other actions required to authorise the execution of the ARBCA have been duly taken. The person executing the ARBCA for Prisa is legally authorised to do so. The ARBCA has been validly executed by Prisa in a way that is permitted by Spanish law.
(c)	The New Shares have been duly authorized by all necessary corporate action on the part of Prisa, and upon the payment for the New Shares through the transfer and contribution in kind of the shares and warrants of Liberty Acquisition Holdings Virginia, Inc., along with the filing and registration of the relevant prospectus by Prisa at and by the Spanish Stock Market Commission (Comision Nacional del Mercado de Valores), the Board of Directors of Prisa (Consejo de Administracion) or any other person or body duly empowered shall execute in a public deed the capital increase, register such notarial deed with the Commercial Registry of Madrid and record the New Shares with the Spanish Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. (Iberclear). By effect thereof, the New Shares will be fully paid and validly issued under the existing laws of Spain.
4. Reservations
This opinion is given subject to the following reservations:
1.	No opinion is expressed on matters of fact.

2.	The validity, enforceability and effectiveness of the obligations assumed by Prisa under the ARBCA may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting creditors’ rights generally.
In this opinion, Spanish legal concepts are described in English terms and not by their original Spanish language terms. Such concepts may not be exact translations of the concepts described by the same English terms. This opinion may, therefore, only be relied upon under the express condition that any issues (e.g. interpretation etc.) arising thereunder will be governed by Spanish law, except as required by the Securities Act of 1933, as amended.
This opinion is being furnished by us, as Spanish legal advisors to Prisa, to you as a supporting document in connection with the above referenced F-4 Registration Statement. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent and may not relied upon for any other purpose other than the Registration Statement as set out below.
We hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement on Form F-4 and to the reference to our firm name in the proxy statement/prospectus forming part of the Registration Statement on Form F-4 under the caption “Legal Experts.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Yours faithfully,
[●]